August 6, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mr. Patrick Gilmore
Accounting Branch Chief

Re:	Tyler Technologies, Inc. (the “Company”)
Form 10-K for the Year Ended December 31, 2011
Filed February 23, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed April 26, 2012
File No. 001-10485

Dear Mr. Gilmore:

This letter is provided in response to the Staff’s comment letter dated July 24, 2012 addressed to Mr. John S. Marr, Chief Executive Officer and President of Tyler Technologies, Inc. (the “Company”). We have restated each of the Staff’s comments and the Company’s response follows each comment.

Form 10-K for the Fiscal Year Ended December 31, 2011

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition

Subscription-Based Services, page F-9

1.	We note your disclosure on page 6 that you provide professional services including installation and data conversion services. We further note if you determine that you do not have stand-alone value for professional services associated with ASP and hosting arrangements, you recognize the services revenue ratably over the remaining contractual period. Please tell us your basis for recognizing these upfront fees over the contractual period rather than over the estimated customer life based on the guidance in footnote 39 of SAB Topic 13A.3.f.

Company response:

We have considered the guidance in SAB Topic 13A.3.f, “Nonrefundable up-front fees.” We believe this guidance is generally not applicable to our current subscription arrangements as we do not have arrangements where up-front fees are collected for professional services that do not have stand-alone value. The professional services we typically provide in connection with our ASP and hosting arrangements have stand-alone value, for the reasons discussed in our response to question 2 below.

For certain subscription arrangements, however, we do not charge for professional services or otherwise do not have a right to bill and collect for such services separately from our subscription billings. The realization of revenue is contingent upon the delivery of the ongoing subscription service, which is billed ratably over the contractual term (typically a period of three to six years). As such, we recognize revenue ratably over the contract term. We will clarify the disclosure with respect to services that are contingent on the delivery of other elements in future filings as shown below:

“For professional services associated with ASP and hosting arrangements that are contingent on the delivery of other elements (e.g., hosting), we recognize the services revenue ratably over the remaining contractual period, once hosting has gone live and we may begin billing for the hosting services.”

2.	Additionally, please describe your accounting policy when you conclude that you do have stand-alone value for professional services associated with ASP and hosting arrangements, including how you determined that stand-alone value exists.

Company response:

On page F-10, we disclose the following:

“For ASP and other hosting arrangements that do not meet the criteria for recognition under ASC 985-605, we account for the elements under ASC 605-25, Multiple Element Arrangements using all applicable facts and circumstances including whether (i) the element has stand-alone value, (ii) there is a general right of return and (iii) the revenue is contingent on delivery of other elements.” If professional services meet these criteria, we allocate arrangement consideration to the professional services element using the approach described in the response to question 3 below, unless the allocation is limited based on the billing terms of the arrangement, as discussed in the response to question 1. Revenue is then recognized for professional services as the services are performed.

In determining whether the services have stand alone value, ASC 605-25-25-5(a) states that a delivered item has stand-alone value to the customer when either 1) any vendor sells that item separately or 2) the customer could resell that item on a stand-alone basis. We use the first criterion to establish stand-alone value for certain professional services pertaining to our ASP and other hosting arrangements. We assess whether Tyler or any other market vendor can sell these services (or similar services) on a stand-alone basis. Generally, the professional services that we deliver to customers are not unique to Tyler, as the same or similar services are provided by a third party, or are also sold by Tyler on a stand-alone basis. Tyler sells data conversion services and training services on a stand-alone basis and third parties also provide these services for our products. For example, an existing customer may separately purchase additional training time for new employees or request additional data conversion services from Tyler. Also, for certain arrangements, we utilize third party vendors to perform data conversion services when implementing Tyler software. In addition, our hosted solutions can be installed and provided by third party vendors. We also have customers who perform their own training to employees using Tyler software.

3.	Finally, we note that you allocate revenue to each qualifying separate element based upon vendor-specific objective evidence (VSOE), third party evidence (TPE) or estimated selling price (ESP). Please tell us which method is used for your various applicable products and services and describe how you calculate VSOE, TPE and ESP.

Company response:

For ASP and other hosting arrangements which do not meet the criteria for recognition under ASC 985-605, Software Revenue Recognition, we allocate the total consideration to the elements contained in the arrangement using the “relative selling price method” described in ASC 605-25, Multiple-Element Arrangements. For our professional services related to ASP and other hosting arrangements that we have determined have stand-alone value, we have established VSOE of fair value based on the prices we charge our customers when those services are sold separately. For our ASP and other hosting services, we currently use ESP to allocate revenue. Although third party vendors can and do provide similar ASP and hosting arrangements in the marketplace, we do have not sufficient relevant pricing data from such third-party vendors for purposes of establishing TPE in order to allocate revenue in our arrangements. For ESP, we estimate selling prices at what we believe the ASP and other hosting services would be sold for regularly on a stand-alone basis. In establishing ESP, we consider market conditions and factors specific to Tyler such as market trends, Tyler’s position in the market, internal pricing practices and objectives, size and structure of the transaction, and our profit objectives.

Note 10 – Share-Based Compensation

Determining Fair Value of Stock Compensation, page F-21

4.	We note that the simplified method is used to estimate the expected term of your stock options. Considering the extent of your exercise activity, please clarify why you continue to believe that it is appropriate to use the simplified method rather than using historical information. Refer to Question 6 of SAB Topic 14.D.2

Company response:

Prior to 2007, we did not grant stock options on a regular schedule and the grants were issued to a limited number of employees. In 2007 we began a formal program of granting options on a semi-annual basis every June 15th and December 15th to a consistent group of employees. Stock options granted between 2007 and 2009 vest 20% a year over a period of 5 years. In 2010 the Compensation Committee extended the vesting period (for new grants) to emphasize the long-term nature of stock options as compensation. Stock options granted beginning in 2010 typically vest 25% per year on the third through the sixth anniversary date of grant.

We used the simplified method to estimate the expected life of stock options initially due to the limited history of the formal stock option plan implemented in 2007 and continued using the simplified method as a result of the adjustment to extend the vesting terms in 2010. Further, in the last two years our stock price has increased significantly and as a result stock option exercises have increased during that period. Due to the above factors, we currently do not believe historical exercise information is an appropriate basis to estimate the expected term for our stock option grants. We plan to continue to use the simplified method to determine expected term until we have more exercise history, particularly with respect to exercise patterns following the change in the vesting terms implemented in 2010.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Condensed Statements of Comprehensive Income, page 2

5.	We note that historically comprehensive income has differed from net income due to unrealized gains and losses on investment securities. Please explain why comprehensive income for the three months ended March 31, 2012 and 2011 was equal to net income during those periods.

Company response:

We did not record any unrealized gain or loss on our investments available-for-sale for the three months ended March 31, 2011 or March 31, 2012. Thus comprehensive income was the same as net income for both periods. For both periods, our estimates of fair value indicated unrealized gains on our investments available-for-sale which were clearly immaterial. In the future, we will include any unrealized gains or losses related to our investments available-for-sale in comprehensive income.

Additionally, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the foregoing, please contact me at (972) 713-3720. My fax number is (972) 713-3741.

Very truly yours,

/s/ Brian K. Miller

Brian K. Miller

Executive Vice President and

Chief Financial Officer